INVENTIUS, INC.
                        616 Corporate Way, Suite 2, #4261
                               Valley Cottage, NY
                                   10989-2050
                             Telephone 843-737-6436
                        Facsimile 845-503-2379 ext. 4261


VIA EDGAR ONLY

April 22, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Era Anagnosti and Brigitte Lippmann

     Re: Inventius, Inc
         Registration Statement on Form S-1 Amendment no. 1
         Filed April 9, 2009
         File Number: 333-157739

Dear Sir or Madam:

In response to your letter dated April 14, 2009, Inventius, Inc. has made changes to its filing and reposted as Form S-1/A Amendment No. 2. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

GENERAL

1. We have revised our disclosure throughout the registration statement to make it clear that the offering is a primary offering, that the selling price of the offering is fixed for the duration of the offering, and that the selling shareholder is an underwriter with respect to all of the shares covered by the registration statement.

PLAN OF DISTRIBUTION, PAGE 16

2. We have revised our disclosure throughout to clearly state that the securities will be offered at a fixed price during the 28-day offering period.

3. We have amended this paragraph to indicate that the shares will be sold at a fixed price of $0.001 for the duration of the offering.

EXHIBIT 5.1 - LEGAL OPINION

4. The legal opinion letter has been revised to indicate that the offering is being registered.

5. The opinion letter has been revised to indicate that the resolutions regarding the issuance have been reviewed.

EXHIBIT 10.1 - INTERNATIONAL DISTRIBUTION AGREEMENT

6. The final agreement reflecting the name and title of the signatories to the agreement has been filed as an exhibit.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Anatoly Zamozdra
------------------------------
Anatoly Zamozdra